SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2006
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)

                             ______________________


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

         On March 6, 2006, Rediff.com India Limited issued a notice for an Extra-Ordinary General Meeting of the members of Rediff.com India Limited to be held on March 31, 2006 at the Rediff.com India Limited's registered office at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim
(West), Mumbai 400016. A copy of the related notice is attached hereto as
Exhibit 99.1.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    March 10, 2006             Rediff.com India Limited
                                            (Registrant)


                                    By:  /s/ Joy Basu
                                         -------------------------
                                    Name: Joy Basu
                                    Title: Chief Financial Officer

EXHIBIT NO.        DESCRIPTION

99.1               Notice of Extra-Ordinary General Meeting of the
                   Members of Rediff.com India Limited dated March 6, 2006.

                                                                Exhibit 99.1

                                     NOTICE
                                     ------

Notice is hereby given that the Extra-ordinary General Meeting of the Members of Rediff.com India Limited will be held on Friday 31st March, 2006, at 10 a.m.
(IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

SPECIAL BUSINESS:

1. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

         Granting of Authority to Board and/or Compensation Committee in respect of Employee Stock Option Plans and issue of shares thereunder

         "RESOLVED THAT pursuant to Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or modification(s) or re-enactment(s) thereof) and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the Board of Directors of the Company ("the Board' which term shall be deemed to include the Compensation Committee, for the time being authorized by the Board to exercise the powers conferred on the Board by this resolution and/or such other persons who may be authorized by the Board in this regard) be and is hereby authorized to create and adopt one or more ordinary share stock option plans, to issue, offer and allot such number of ordinary share stock options, convertible into 335,000 Equity Shares of the Company (presently face value of Rs.5/- each (Rupees Five Only)) to the present and future employees and directors of the Company and its subsidiaries under one or more the employee stock option plans ("ESOPs") on the terms and conditions as set out in the Explanatory Statement to this item and on such other terms and conditions and as may be decided by the Board in its absolute discretion."

         "RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereof."

         "RESOLVED FURTHER THAT the Board be and is hereby authorized to administer and implement the ESOPs (including the right to amend or modify or cancel any ESOPs or any of the terms thereof) to settle all questions, difficulties or doubts that may arise in relation to the implementation of the ESOPs and to the shares issued herein without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by authority of this resolution."

         "RESOLVED FURTHER THAT the equity shares to be issued as stated aforesaid shall rank pari-passu with all the existing equity shares of the Company for all purposes."


                                    99.1-1

2. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

         Granting of Authority to Board and/or Compensation Committee in respect of ADR Linked Employee Stock Option Plans and issue of shares thereunder

         "RESOLVED THAT pursuant to Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or modification(s) or re-enactment(s) thereof) and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the Board of Directors of the Company ("the Board' which term shall be deemed to include the Compensation Committee, for the time being authorized by the Board to exercise the powers conferred on the Board by this resolution and/or such other persons who may be authorized by the Board in this regard) be and is hereby authorized to create and adopt one or more ADR linked stock options plan, to issue, offer and allot such number of ADR linked stock options, convertible into 335,000 Equity Shares (presently face value of Rs.5/- each (Rupees Five Only)) to the present and future employees and directors of the Company and its subsidiaries, under one or more ADR linked employee stock option plans ("ADR ESOP") on the terms and conditions as set out in the Explanatory Statement to this item and on such other terms and conditions and in such tranche/s as may be decided by the Board in its absolute discretion."

         "RESOLVED FURTHER THAT the Board be and is hereby authorized and directed to do all such acts, deeds, matters and things as may be necessary, expedient or desirable to give effect to the foregoing resolutions including, without limitations, making any and all filings, submissions and registrations with NASDAQ Capital Market/NASDAQ National Market and the Securities and Exchange Commission."

         "RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereof."

         "RESOLVED FURTHER THAT the Board be and is hereby authorized to administer and implement the ADR ESOPs (including the right to amend or modify or cancel any ADR ESOPs or any of the terms thereof) to settle all questions, difficulties or doubts that may arise in relation to the implementation of the ADR ESOPs and to the shares issued herein without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by authority of this resolution."

         "RESOLVED FURTHER THAT the equity shares to be issued as stated aforesaid shall rank pari-passu with all the existing equity shares of the Company for all purposes."


                                    99.1-2

3. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

         Granting of Authority to Board and/or Compensation Committee in respect of Associate Stock Option Plans and issue of shares thereunder

         "RESOLVED THAT pursuant to Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or modification(s) or re-enactment(s) thereof) and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the Board of Directors of the Company ("the Board' which term shall be deemed to include the Compensation Committee, for the time being authorized by the Board to exercise the powers conferred on the Board by this resolution and/or such other persons who may be authorized by the Board in this regard) be and is hereby authorized to create and adopt one or more ordinary share associate stock option plans, to issue, offer and allot such number of ordinary share stock options, convertible into 50,000 Equity Shares of the Company (presently face value of Rs.5/- each (Rupees Five Only)) to the present and future Associates of the Company and its subsidiaries eligible to receive the same in terms of applicable regulations under one or more associate stock option plans ("ASOPs") on the terms and conditions as set out in the Explanatory Statement to this item and on such other terms and conditions as may be decided by the Board in its absolute discretion."

         "RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereof."

         "RESOLVED FURTHER THAT the Board be and is hereby authorized to administer and implement the ASOPs (including the right to amend or modify or cancel any ASOPs or any of the terms thereof) to settle all questions, difficulties or doubts that may arise in relation to the implementation of the ASOPs and to the shares issued herein without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by authority of this resolution."

         "RESOLVED FURTHER THAT the equity shares to be issued as stated aforesaid shall rank pari-passu with all the existing equity shares of the Company for all purposes."

Place :  Mumbai                               By Order of the Board of Directors
Date :  6th March, 2006                                For Rediff.com India Ltd.

Registered Office:                                         /s/ Ajit Balakrishnan
Mahalaxmi Engineering Estate                                   Ajit Balakrishnan
L. J. Road no.1, Mahim (W)                        Chairman and Managing Director
Mumbai 400 016


                                    99.1-3

NOTES:


a) A member entitled to attend and vote is entitled to appoint a proxy to attend and vote on a poll, to vote instead of himself and the proxy need not be a member.

b) The instrument appointing the proxy, in order to be effective, should be duly stamped, completed and signed and deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

c) The relevant Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of the business set out above, is annexed hereto.



                                    99.1-4

     EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956, annexure to and forming part of the Notice dated 6th March, 2006.

Item Nos. 1, 2 and 3

Earlier shareholders had approved two plans namely the "Employee Stock Option Plan 1999" and the "Associate Stock Option Plan 1999" (hereinafter collectively referred to as "Plans"). The Board ("the Board' which term shall be deemed to include the Compensation Committee, for the time being authorized by the Board to exercise the powers conferred on the Board by this resolution and/or such other persons who may be authorized by the Board in this regard) has now cancelled both Plans and resolved that any options not granted under the said Plans shall stand cancelled and the Plans will continue in existence only to the extent of options already granted and to be vested or vested and to be exercised.

Approval of shareholders is now being sought for granting authority to the Board and/or Compensation Committee to create one or more plans subject to the following limits:

1. In respect of ordinary share stock option plans for employees and directors of the Company and its subsidiaries, the maximum number of shares that may be issued under all plans hereinafter created by the Board or compensation committee shall be limited to 335,000 equity shares.
2. In respect of ADR linked stock option plans for employees and directors of the Company and its subsidiaries, the maximum number of shares that may be issued under all plans hereinafter created by the Board or compensation committee shall be limited to 335,000 equity shares.
3. In respect of ordinary share stock option plans for associates of the Company and its subsidiaries, the maximum number of shares that may be issued under all plans hereinafter created by the Board or compensation committee shall be limited to 50,000 equity shares.
     Subject to the above limitation the Board and/or Compensation Committee shall have full powers to create, modify or cancel one or more stock option plans.

     Each plan approved by the Board and/or Compensation Committee shall be embodied in a separate plan document which shall specify interalia the following:

     (i) The maximum number of shares/options to be issued;
     (ii) The effective date of the Plan;
     (iii) The categories of Employees/directors/associates to be covered;
     (iv) Vesting period and exercise period;
     (v) The exercise price or pricing formula for the purpose of grant of options. However, the exercise price per option shall not be less than the par value of the equity share of the Company.

The Board recommends the resolutions for approval of members.

None of the Directors of the Company is in any way, concerned or interested in the resolution, except to the extent of the shares that may be offered to him/her under the stock option plans. The members' approval in accordance with these resolutions is inter-alia also


                                    99.1-5
being sought for authorising the Board and/or the Compensation Committee of Directors to do acts stated in the resolutions hereinabove where they would be the beneficiaries.

Approval of the members is sought in terms of Section 81(1A) of the Companies Act, 1956, for the issue of Equity Shares of the Company to the employees, directors and associates under Stock option plans to be created by the Board or Compensation Committee. The Board or Compensation Committee shall have the absolute authority to vary or modify the terms stated hereinabove.



Place :  Mumbai                            By Order of the Board of Directors
Date  :  6th March, 2006                            For Rediff.com India Ltd.

Registered Office:                                      /s/ Ajit Balakrishnan
Mahalaxmi Engineering Estate                                Ajit Balakrishnan
L. J. Road no.1, Mahim (W)                     Chairman and Managing Director
Mumbai 400 016





                                    99.1-6

                              REDIFF.COM INDIA LTD
   Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross
                      Road, Mahim (West), Mumbai 400 016

                                ATTENDANCE SLIP

                                         |--------------------|--------------|
                                         |    Folio No.       |              |
                                         |--------------------|--------------|
                                         |No. of Shares held  |              |
                                         |--------------------|--------------|

I hereby record my presence at the Extra Ordinary General Meeting of the Company being held at Registered Office at Mahalaxmi Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. on Friday, 31st March, 2006.



--------------------------
Signature of Member

Name: _____________________

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.


-------------------------------------------------------------------------------

                              REDIFF.COM INDIA LTD
   Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross
                      Road, Mahim (West), Mumbai 400 016

                                     PROXY

I/We, ___________________________________________________, of_________________
_______________________ in the district of ___________________________ being a member/members of the above Company hereby appoint____________________________ ___________________________________________________ of _______________________
in the district of __________________________________________ or failing him
____________________ of __________________________________________ in the
district of ___________________________ as my/our Proxy to attend and vote for me/us and on my/our behalf at the Extra Ordinary General Meeting of the Company to be held on Friday 31st March, 2006 at 10.00a.m. and at any adjournment thereof.

Signed this _______________________ day of _________________ 2006


                                         |--------------------|--------------|
                                         |    Folio No.       |              |
                                         |--------------------|--------------|
                                         |No. of Shares held  |              |
                                         |--------------------|--------------|

                      |----------|
                      | Affix    |
Signature ___________ | Re. 0.15 |_____________
                      | Revenue  |
                      | Stamp    |
                      |----------|

This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.
* Strike out whichever is not applicable.
Note: 1. The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.
       2. A proxy need not be a member.